SEC FILE NUMBER
000-31523

CUSIP NUMBER
45071R109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ixia

Full Name of Registrant

Former Name if Applicable

26601 West Agoura Road

Address of Principal Executive Office (Street and Number)

Calabasas, California 91302

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ixia (“Ixia” or the “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. As the Registrant previously reported in a Form 12b-25 Notification of Late Filing filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2013 (the “November 2013 Form 12b-25”), as a result of the resignation on October 24, 2013 of Victor Alston, the Registrant’s former President and Chief Executive Officer (the “Former CEO”), the Audit Committee of Ixia’s Board of Directors (the “Committee”) initiated an internal investigation. The Committee retained independent counsel and an advisory firm with forensic accounting expertise to assist the Committee in conducting the investigation, which included an email review and performing procedures to assess the Registrant’s recording of certain financial transactions and the corresponding impact on the Registrant’s financial reporting. As the Registrant also reported in the November 2013 Form 12b-25, the investigation needed to be completed prior to the Registrant’s filing with the Commission of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Form 10-Q”).

The investigation was completed on February 26, 2014. The Committee found that, although the Former CEO had misstated his academic credentials, age, and early employment history, the investigation did not establish that the Former CEO engaged in intentional misconduct with respect to the Registrant’s financial results or financial statements. The Committee also concluded that Thomas B. Miller, the Registrant’s former Chief Financial Officer, did not engage in any intentional misconduct. The investigation found, however, an aggressive tone at the top set by the Former CEO and a lack of leadership at the top with respect to the recently resigned Chief Financial Officer resources, controls, and training of relevant personnel with respect to revenue recognition, all of which collectively resulted in certain identified errors in the Registrant’s revenue recognition.

As a result of the investigation and the Registrant’s own internal review, certain errors in the Registrant’s revenue recognition practices that affect the timing of the Registrant’s recognition of revenue for certain prior periods were identified and involve: 1) the inappropriate assessment of certain multiple-element arrangement sales transactions, and 2) an arrangement involving the extension of payment terms beyond the Company’s customary terms. As a result of these errors, the Registrant did not properly account for certain transactions, which resulted in the Registrant’s recognizing revenue earlier than if the Registrant had accounted for such transactions correctly.

Any correction of these errors will result in a shift of revenue between accounting periods. The errors do not have any impact on the total amount of revenue ultimately recognized by the Registrant and do not reflect a lack of validity of the underlying transactions.

The Registrant has advised its independent registered public accounting firm of the identified errors in the Registrant’s revenue recognition practices and is continuing to work diligently to evaluate the effect of the errors on the Registrant’s (i) financial results for the year ended December 31, 2013 and the quarterly periods included therein and (ii) internal control over financial reporting. The Registrant is also in the process of completing its quantification and evaluation of the specific impact of the identified errors on the Registrant’s previously issued financial statements in order to determine whether the Registrant will be required to revise or restate its financial statements for any prior period(s). The financial statements that are potentially affected by the errors are for each of the quarters in the fiscal year ended December 31, 2012 and the quarters ended March 31, 2013 and June 30, 2013. While the quantification and evaluation of the impact of the errors has not yet been completed, the Registrant preliminarily estimates that its total revenue for each affected period could shift by approximately 0% to 3% from the amount previously reported by the Registrant for such period. The Registrant is also evaluating the identified control deficiencies on the Registrant’s disclosure controls and procedures and internal control over financial reporting. The Registrant expects to disclose in the Form 10-K that the Registrant’s disclosure controls and procedures were not effective as of December 31, 2013, and that, because of one or more material weaknesses, the Registrant’s internal control over financial reporting also was not then effective.

Because of the errors in the Registrant’s revenue recognition practices identified in the investigation and by the Registrant, because of the time required to complete the foregoing procedures and evaluations, and because the Registrant needs to file the Form 10-Q before it files the Form 10-K, the Registrant requires additional time to complete its consolidated financial statements as of, and for the three years ended December 31, 2013 and its assessment of its internal control over financial reporting as of December 31, 2013. The Registrant is currently working to file the Form 10-K as soon as possible. If the Form 10-K is filed on or before March 18, 2014, the filing would be within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. There can be no assurance, however, that the Form 10-K and the audit of the Registrant’s financial statements for its 2013 fiscal year will be completed by that date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brent Novak	818	871-1800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Registrant has not filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Registrant is currently working to quantify and evaluate the effect of the identified errors in its revenue recognition practices on the Registrant’s financial results for the fiscal year ended December 31, 2013 and the quarterly periods included therein. Because the Registrant is still engaged in that process, the Registrant is not at this time in a position to provide a precise estimate of any anticipated change in results of operations for the year ended December 31, 2013, as compared with the Registrant’s previously reported results of operations for the year ended December 31, 2012. The Registrant expects its consolidated revenue and expenses for the year ended December 31, 2013 to be higher on a year-over-year basis than its consolidated revenue and expenses for the year ended December 31, 2012, principally due to the Registrant’s inclusion in 2013 of a full year of revenue and expenses resulting from the Registrant’s acquisitions of Anue Systems, Inc. and BreakingPoint Systems, Inc. in June 2012 and August 2012, respectively. The Registrant also expects that, primarily due to a reversal in 2012 of a valuation allowance related to the Registrant’s deferred tax assets, the Registrant’s net income for the year ended December 31, 2013 as determined in accordance with generally accepted accounting principles (“GAAP”) will be lower than its net income for the year ended December 31, 2012 as determined in accordance with GAAP.

FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated effect of the identified errors in the Registrant’s revenue recognition practices, the identification of the periods potentially affected by such errors and the Registrant’s preliminary estimate of the possible changes in its total revenue for the potentially affected periods, the expected timing of the Registrant’s filing of the Form 10-Q and the Form 10-K, and the comparison between the Registrant’s anticipated results of operations for the fiscal years ended December 31, 2013 and December 31, 2012. In some cases, such forward-looking statements can be identified by terms such as may, will, should, expect, plan, believe, estimate, predict, or the like. Such forward-looking statements reflect the current intent, belief, and expectations of the Registrant’s management and are subject to risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the outcome of the Registrant’s completion of the quantification and evaluation of the impact of the errors in the Registrant’s revenue recognition practices on the Registrant’s financial results and previously filed financial statements, including the possibility of material adjustments thereto; the risk that the completion and filing of the Form 10-Q and the Form 10-K will take longer than expected; and the risk that the Registrant will be unable to file the Form 10-K within the extension period of 15 calendar days provided under Rule 12b-25 of the Exchange Act. All forward-looking statements contained herein are based on information available to the Registrant as of the date hereof, and the Registrant undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Ixia

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 4, 2014	By	/s/ Errol Ginsberg
Errol Ginsberg
Acting Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.